UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Press Release

Highlights

The main figures obtained by Bradesco in the first nine months of 2012 are presented below:

1.   Adjusted Net Income(1) in the first nine months of 2012 stood at R$8.605 billion (a 2.1% increase compared to the R$8.427 billion recorded in the same period last year), corresponding to earnings per share of R$2.98 in the last 12 months and Return on Average Shareholders’ Equity(2) of 19.9%.

2.   Adjusted Net Income is composed of R$5.982 billion from financial activities, representing 69.5% of the total, and R$2.623 billion from insurance, pension plan and capitalization bond operations, which accounted for 30.5%.

3.   On September 30, 2012, Bradesco’s market capitalization stood at R$113.102 billion(3), up 17.0% over the same period in 2011.

4.   Total Assets stood at R$856.288 billion in September 2012, an 18.6% increase over the same period in 2011. Return on Total Average Assets was 1.4%.

5.   The Expanded Loan Portfolio(4) stood at R$371.674 billion in September 2012, up 11.8% on the same period in 2011. Operations with individuals totaled R$114.536 billion (up 8.7%), while operations with companies totaled R$257.138 billion (up 13.3%).

6.   Assets under Management stood at R$1.172 trillion, up 20.4% on September 2011.

7.   Shareholders’ Equity stood at R$66.047 billion in September 2012, up 22.9% on September 2011. Capital Adequacy Ratio stood at 16.0% in September 2012, 11.3% of which fell under Tier I Capital.

8.  Interest on Shareholders’ Equity and Dividends were paid and recorded in provision to shareholders at the amount of R$2.923 billion in the first nine months of 2012, of which R$1.348 billion was paid as monthly and interim dividends and R$1.575 billion was recorded in provision.

9.   Financial Margin stood at R$32.684 billion, up 12.5% in comparison with the same period in 2011.

10.   The Delinquency Ratio over 90 days stood at 4.1% on September 30, 2012 (3.8% on September 30, 2011).

11.   The Efficiency Ratio(5) improved by 0.6 p.p. (from 42.7% in September 2011 to 42.1% in September 2012), whereas the “adjusted-to-risk” ratio stood at 53.1% (52.4% in September 2011).

12.   Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$31.092 billion the first nine months of 2012, up 17.3% over the same period in 2011. Technical Reserves stood at R$117.807 billion, up 21.3% on September 2011.

13.     Investments in infrastructure, information technology and telecommunications amounted to R$2.967 billion in the first nine months of 2012, a 5.3% increase on the previous year.

14.   Taxes and contributions, including social security, paid or recorded in provision, amounted to R$17.056 billion, of which R$6.695 billion referred to taxes withheld and collected from third parties and R$10.361 billion from Bradesco Organization activities, equivalent  to 120.4% of Adjusted Net Income(1).

15.   Bradesco has an extensive customer service network in Brazil, comprising 8,439 service points (4,665 branches and 3,774 Service Branches - PAs). Customers can also use 1,456 PAEs - ATMs (Automatic Teller Machines) in companies, 41,713 Bradesco Expresso service points, 35,128 Bradesco Dia & Noite ATMs and 12,414 Banco 24 Horas ATMs.

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) R$124.332 billion considering the closing price of preferred shares (most traded share); (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

4	Report on Economic and Financial Analysis – September 2012

Press Release

Highlights

16. Payroll, plus charges and benefits, totaled R$7.660 billion. Social benefits provided to the 104,100 employees of the Bradesco Organization and their dependents amounted to R$1.840 billion, while investments in training and development programs totaled R$100.219 million.

17. On August 30, the Organization inaugurated Bradesco Next – the bank of the future – a thoroughly modern space for the presentation and experimentation of new technologies, products and services.

18. On September 13, Bradesco was once again included in the Dow Jones Sustainability Index, a select NYSE trading list that includes only those companies with the best sustainable development practices.

19. Major Awards and Acknowledgments in the period:

•       Bradesco was elected Company of the Year by the Best of Dinheiro 2012 year book, as well as the Best Insurance Company, the Best Health Company and Best Human Resources Management Company (IstoÉ Dinheiro magazine, in association with KPMG, Trevisan and Economatica);

•       For the second consecutive year, Bradesco is the most valuable brand Latin America (Latin America BrandFinance);

•       Bradesco is the most innovative company in customer relations according to a survey conducted by the consultancy DOM Strategy Partners (Consumidor Moderno magazine);

•       Bradesco is one of the 100 Best Companies to Work For in Brazil (Época  magazine, evaluated by the Great Place to Work Institute);

•       Bradesco placed first in the financial segment “Stock Exchange’s Stars” ranking. The study analyzed the performance of all Brazilian companies’ shares listed on São Paulo Stock Exchange and indicated those that created more value to their shareholders (Boston Consulting Group);

•       Bradesco was the only financial institution with a positive performance in the Stock Exchange in 2012 (Valor Econômiconewspaper, data from BM&FBovespa and Economatica);

•       For the sixth consecutive time, Grupo Bradesco Seguros ranked first in the Brazilian insurance company category (2012 Valor 1000 list of Valor Econômiconewspaper); and

•       For the second consecutive year, Grupo Bradesco Seguros was the “Best and major insurance company in Latin America”, in the “Top 100 Insurers” ranking (Latin Trademagazine).

With regards to sustainability, Bradesco divides its actions into three pillars:
(i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and product offering;
(ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and
(iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 55-year history of extensive social and educational work, with 40 schools in Brazil. In 2012, a projected budget of R$385.473 million will benefit 111,170 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income. The nearly 50 thousand students in Basic Education are guaranteed free, quality education, uniforms, school supplies, meals and medical and dental assistance. Fundação Bradesco also aided another 300,150 students through its distance learning programs, found at its e-learning portal “Virtual School.” These students completed at least one of the many courses offered by the Virtual School. Furthermore, another 83,323 people will benefit from projects and actions in partnerships with Digital Inclusion Centers (CIDs), the Educa+Ação Program and Technology courses (Educar e Aprender– Teach and Learn).

Bradesco	5

Press Release

Main Information

	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	Variation %
									3Q12 x 2Q12	3Q12 x 3Q11
Income Statement for the Period - R$ million
Book Net Income	2,862	2,833	2,793	2,726	2,815	2,785	2,702	2,987	1.0	1.7
Adjusted Net Income	2,893	2,867	2,845	2,771	2,864	2,825	2,738	2,684	0.9	1.0
Total Financial Margin	10,955	11,034	10,695	10,258	10,230	9,471	9,362	9,018	(0.7)	7.1
Gross Loan Financial Margin	7,460	7,362	7,181	7,162	6,928	6,548	6,180	6,143	1.3	7.7
Net Loan Financial Margin	4,157	3,955	4,087	4,501	4,149	4,111	3,820	3,848	5.1	0.2
Allowance for Loan Losses (ALL) Expenses	(3,303)	(3,407)	(3,094)	(2,661)	(2,779)	(2,437)	(2,360)	(2,295)	(3.1)	18.9
Fee and Commission Income	4,438	4,281	4,118	4,086	3,876	3,751	3,510	3,568	3.7	14.5
Administrative and Personnel Expenses	(6,684)	(6,488)	(6,279)	(6,822)	(6,285)	(5,784)	(5,576)	(5,790)	3.0	6.3
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	10,104	11,570	9,418	11,138	9,025	9,628	7,845	9,012	(12.7)	12.0
Balance Sheet - R$ million
Total Assets	856,288	830,520	789,550	761,533	722,289	689,307	675,387	637,485	3.1	18.6
Securities	319,537	322,507	294,959	265,723	244,622	231,425	217,482	213,518	(0.9)	30.6
Loan Operations (1)	371,674	364,963	350,831	345,724	332,335	319,802	306,120	295,197	1.8	11.8
- Individuals	114,536	112,235	109,651	108,671	105,389	102,915	100,200	98,243	2.1	8.7
- Corporate	257,138	252,728	241,181	237,053	226,946	216,887	205,920	196,954	1.7	13.3
Allowance for Loan Losses (ALL)	(20,915)	(20,682)	(20,117)	(19,540)	(19,091)	(17,365)	(16,740)	(16,290)	1.1	9.6
Total Deposits	212,869	217,070	213,877	217,424	224,664	213,561	203,822	193,201	(1.9)	(5.3)
Technical Reserves	117,807	111,789	106,953	103,653	97,099	93,938	89,980	87,177	5.4	21.3
Shareholders' Equity	66,047	63,920	58,060	55,582	53,742	52,843	51,297	48,043	3.3	22.9
Assets under Management	1,172,008	1,130,504	1,087,270	1,019,790	973,194	933,960	919,007	872,514	3.7	20.4
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (2)	2.98	2.97	2.96	2.93	2.91	2.82	2.72	2.61	0.3	2.4
Book Value per Common and Preferred Share - R$	17.30	16.74	15.21	14.56	14.08	13.82	13.42	12.77	3.3	22.9
Annualized Return on Average Shareholders' Equity (3) (4)	19.9	20.6	21.4	21.3	22.4	23.2	24.2	22.2	(0.7) p.p.	(2.5) p.p.
Annualized Return on Average Assets (4)	1.4	1.4	1.5	1.6	1.7	1.7	1.7	1.7	-	(0.3) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.6	7.9	7.9	7.8	8.0	7.8	8.2	8.3	(0.3) p.p.	(0.4) p.p.
Fixed Assets Ratio - Total Consolidated	19.0	18.2	19.9	21.0	16.7	17.3	17.4	18.1	0.8 p.p.	2.3 p.p.
Combined Ratio - Insurance (5)	86.5	85.0	85.6	83.6	86.2	85.8	86.1	85.1	1.5 p.p	0.3 p.p.
Efficiency Ratio (ER) (2)	42.1	42.4	42.7	43.0	42.7	42.7	42.7	42.7	(0.3) p.p.	(0.6) p.p.
Coverage Ratio (Fee and Commission Income / Administrative and Personnel Expenses) (2)	64.4	63.2	62.9	62.2	62.7	63.5	63.6	64.2	1.2 p.p.	1.7 p.p.
Market Capitalization - R$ million (6)	113,102	104,869	113,021	106,971	96,682	111,770	117,027	109,759	7.9	17.0
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	7.4	7.4	7.5	7.3	7.3	6.9	7.0	7.1	-	0.1 p.p.
Non-Performing Loans (>60 days (8) / Loan Portfolio)	5.1	5.1	5.1	4.8	4.6	4.5	4.4	4.3	-	0.5 p.p.
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	4.1	4.2	4.1	3.9	3.8	3.7	3.6	3.6	(0.1) p.p.	0.3 p.p.
Coverage Ratio (> 90 days (8))	179.0	177.4	181.7	184.4	194.0	189.3	193.6	197.6	1.6 p.p	(15.0) p.p.
Coverage Ratio (> 60 days (8))	144.8	144.0	146.6	151.8	159.6	154.0	159.1	163.3	0.8 p.p	(14.8) p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	16.0	17.0	15.0	15.1	14.7	14.7	15.0	14.7	(1.0) p.p.	1.3 p.p.
- Tier I	11.3	11.8	12.0	12.4	12.2	12.9	13.4	13.1	(0.5) p.p.	(0.9) p.p.
- Tier II	4.7	5.2	3.0	2.7	2.5	1.8	1.7	1.7	(0.5) p.p.	2.2 p.p.
- Deductions	-	-	-	-	-	-	(0.1)	(0.1)	-	-

6	Report on Economic and Financial Analysis – September 2012

Press Release

Main Information

	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Variation %
									Sept12 vs Jun12	Sept12 vs Sept11
Structural Information - Units
Service Points	67,225	65,370	62,759	59,721	55,832	53,256	50,977	48,691	2.8	20.4
- Branches	4,665	4,650	4,636	4,634	3,945	3,676	3,651	3,628	0.3	18.3
- PAs (9)	3,774	3,243	2,986	2,962	2,990	2,982	2,978	2,933	16.4	26.2
- PAEs (9)	1,456	1,476	1,497	1,477	1,589	1,587	1,588	1,557	(1.4)	(8.4)
- Outplaced Bradesco Network ATMs (10)	3,954	3,992	3,974	3,913	3,953	3,962	3,921	3,891	(1.0)	-
- Banco24Horas Network ATMs (10)	10,464	10,459	10,583	10,753	10,815	10,856	10,326	9,765	0.1	(3.2)
- Bradesco Expresso (Correspondent Banks)	41,713	40,476	38,065	34,839	31,372	29,263	27,649	26,104	3.1	33.0
- Bradesco Promotora de Vendas	1,186	1,061	1,005	1,131	1,157	919	853	801	11.8	2.5
- Branches / Subsidiaries Abroad	13	13	13	12	11	11	11	12	-	18.2
ATMs	47,542	47,484	47,330	46,971	45,596	45,103	44,263	43,072	0.1	4.3
- Bradesco Network	35,128	35,226	35,007	34,516	33,217	32,714	32,514	32,015	(0.3)	5.8
- Banco24Horas Network	12,414	12,258	12,323	12,455	12,379	12,389	11,749	11,057	1.3	0.3
Credit and Debit Cards - in millions	149.3	150.1	159.9	155.7	153.0	150.4	147.5	145.2	(0.5)	(2.4)
- Credit Cards (11)	93.0	95.3	93.8	91.4	90.1	89.0	87.4	86.5	(2.4)	3.2
- Debit Cards (12)	56.4	54.8	66.1	64.3	62.9	61.4	60.1	58.7	2.9	(10.3)
Employees	104,100	104,531	105,102	104,684	101,334	98,317	96,749	95,248	(0.4)	2.7
Outsourced Employees and Interns	13,013	12,661	12,659	11,699	10,731	10,563	10,321	9,999	2.8	21.3
Customers - in millions
Checking accounts	25.6	25.6	25.4	25.1	24.7	24.0	23.5	23.1	-	3.6
Savings Accounts (13)	48.3	45.2	41.3	43.4	40.6	39.7	39.4	41.1	6.9	19.0
Insurance Group	42.4	41.9	40.8	40.3	39.4	38.0	37.0	36.2	1.2	7.6
- Policyholders	36.7	36.3	35.4	35.0	34.3	33.0	32.1	31.5	1.1	7.0
- Pension Plan Participants	2.3	2.2	2.2	2.2	2.1	2.1	2.1	2.0	4.5	9.5
- Capitalization Bond Customers	3.4	3.4	3.2	3.1	3.0	2.9	2.8	2.7	-	13.3
Bradesco Financiamentos	3.7	3.8	3.8	3.8	4.0	4.2	4.5	4.9	(2.6)	(7.5)

(1)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)     In the last 12 months;

(3)     Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(4)     Adjusted net income for the period;

(5)     Excludes additional reserves;

(6)     Number of shares (excluding treasury shares) multiplied by the closing price of common and preferred shares on the period’s last trading day;

(7)     As defined by the Brazilian Central Bank (Bacen);

(8)     Credits overdue;

(9)     PA (Service Branch): a result from the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution 4,072 of April 26, 2012; and PAE: ATM located in the premises of a company;

(10)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas  network: 2,039 in September 2012 ; 2,059 in June 2012; 2,050 in March 2012; 2,019 in December 2011; 2,040 in September 2011; 2,045 in June 2011; 2,024 in March 2011; and 1,999 in December 2010;

(11)   The decreased credit card base in 3Q12 is due to the exclusion of idle cards;

(12)   The decreased debit card base in 2Q12 is due to the exclusion of idle cards; and

(13)   Number of accounts.

Bradesco	7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale						Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency		Domestic
a -	2	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		A -	F1	BBB +	F2	AAA (bra)	F1 + (bra)

Moody´s Investors Service								R&I Inc.
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale		International Scale
C - / baa1	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	A3	P - 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB	A - 2	BBB	A - 2	brAAA	brA - 1

Book Net Income vs Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

R$ million
	9M12	9M11	3Q12	2Q12
Book Net Income	8,488	8,302	2,862	2,833

Non-Recurring Events	117	125	31	34
- Earnings from Extended Securities Terms (1)	(2,116)	-	(2,116)	-
- Additional Technical Reserve due to Real Interest Rate Reduction (1)	2,116	-	2,116	-
- Reversal of Provision for Tax Risks	-	(2,126)	-	-
- Additional ALL	-	1,006	-	-
- Labor Provision	-	501	-	-
- Other (2)	195	604	52	57
- Tax Effects	(78)	140	(21)	(23)
Adjusted Net Income	8,605	8,427	2,893	2,867
0
ROAE % (3)	19.6	22.0	20.2	20.6
0
ADJUSTED ROAE % (3)	19.9	22.4	20.4	20.9

(1)  See page 17 – "Income from Insurance, Pension Plans and Capitalization Bonds – Non-Recurring Events."

(2)  Includes civil provision, of which: R$195 million in the first nine months of 2012, R$52 million in the third quarter of 2012 and R$57 million in the second quarter of 2012. The first nine months of 2011 include basically: (i) asset impairment, amounting to R$152 million; and (ii) civil provision, amounting to R$403 million.

      (3)  Annualized.

8	Report on Economic and Financial Analysis – September 2012

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this

Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
	9M12	9M11	Variation		3Q12	2Q12	Variation
			9M12 x 9M11				3Q12 x 2Q12
			Amount	%			Amount	%
Financial Margin	32,684	29,063	3,621	12.5	10,955	11,034	(79)	(0.7)
- Interest	31,343	27,685	3,658	13.2	10,603	10,518	85	0.8
- Non-interest	1,341	1,378	(37)	(2.7)	352	516	(164)	(31.8)
ALL	(9,804)	(7,576)	(2,228)	29.4	(3,303)	(3,407)	104	(3.1)
Gross Income from Financial Intermediation	22,880	21,487	1,393	6.5	7,652	7,627	25	0.3
Income from Insurance, Pension Plans and Capitalization Bonds (1)	2,859	2,437	422	17.3	1,029	953	76	8.0
Fee and Commission Income	12,837	11,137	1,700	15.3	4,438	4,281	157	3.7
Personnel Expenses	(9,044)	(7,921)	(1,123)	14.2	(3,119)	(3,047)	(72)	2.4
Other Administrative Expenses	(10,407)	(9,724)	(683)	7.0	(3,565)	(3,441)	(124)	3.6
Tax Expenses	(3,041)	(2,659)	(382)	14.4	(1,038)	(991)	(47)	4.7
Equity in the Earnings (Losses) of Unconsolidated Companies	104	91	13	14.3	45	19	26	136.8
Other Operating Income / (Expenses)	(3,085)	(2,593)	(492)	19.0	(1,054)	(1,035)	(19)	1.8
Operating Result	13,103	12,255	848	6.9	4,388	4,366	22	0.5
Non-Operating Income	(60)	(1)	(59)	-	(20)	(22)	2	(9.1)
Income Tax / Social Contribution	(4,384)	(3,713)	(671)	18.1	(1,455)	(1,461)	6	(0.4)
Non-controlling Interest	(54)	(114)	60	(52.6)	(20)	(16)	(4)	25.0
Adjusted Net Income	8,605	8,427	178	2.1	2,893	2,867	26	0.9

(1)  Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemptions –Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco	9

Press Release

Summarized Analysis of Adjusted Income

Adjusted Net income and Profitability

In the third quarter of 2012, Bradesco posted adjusted net income of R$2,893 million, up 0.9%, or R$26 million, on the previous quarter, mainly driven by: (i) greater fee and commission income arising from the increase in business volume,
(ii) lower allowance for loan lossexpenses,
(iii) higher operating insurance income, offset by: (iv) higher personnel and administrative expenses, and (v) lower financial margin income, a result of lower income from non-interest portion.

In comparison with the same period a year earlier, adjusted net income increased by
R$178 million, or 2.1% in the first nine months of 2012, for Return on Average Shareholders’ Equity (ROAE) of 19.9%.

Shareholders Equity stood at R$66,047 million in September 2012, up 22.9% on the balance of September 2011. This increase is partially due to the surplus value of some securities reclassified from Held to Maturity to Available for Sale for adoption of CPCs 38 and 40 by the Insurance Group. The Capital Adequacy Ratio stood at 16.0%, 11.3% of which fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$856,288 million in September 2012, up 18.6% over September 2011, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) reached 1.4%.

10	Report on Economic and Financial Analysis – September 2012

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The Efficiency Ratio in the last 12 months(1)improved by 0.3 p.p. for the third consecutive quarter, including the raise in salary levels as determined by the collective bargaining agreement, reaching 42.1% in the third quarter of 2012, lowest recorded in the last nine quarters. The improvement in ER was mainly driven by the growth in financial margin and fee and commission income, which was mainly due to an increase in average business volume, resulting from accelerated organic growth, which began in the second half of 2011, combined with the ongoing cost control efforts and the Efficiency Committee actions.

Quarterly ER was up 1.2 p.p. over the same period in the previous year, as a result of the aforementioned factors, combined with the 19.1% increase in income from insurance, pension plans and capitalization bonds.

The “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(2), remained stable over the previous quarter at 53.1%, thanks to the stable delinquency ratio in the period.

(1) ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our ER in the third quarter of 2012 would be 44.9%; and

(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Financial Margin

The R$79 million decrease between the third quarter of 2012 and the second quarter of 2012 was mainly due to:

•         lower gains from the non-interest margin, in the amount of R$164 million, as a result of lower treasury/security gains; and

offset by:

•         a R$85 million increase in interest-earning operations, mainly due to higher gains with: (i) “Loans”, due to increased volume of transactions in the period, and (ii) “Securities/Other” margins.

Financial margin posted a R$3,621 million improvement between the first nine months of 2012 and the same period in 2011, for growth of 12.5%, mainly driven by:

•      a R$3,658 million increase in income from interest-earning operations due to an increase in business volume, mainly from:
(i) “Loans”; and (ii) “Securities/Other;” and

offset by:

•      lower income from the non-interest margin, in the amount of R$37 million, due to lower “Treasury/Securities” gains.

12	Report on Economic and Financial Analysis – September 2012

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Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

						R$ million
	9M12			9M11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	22,003	280,666	10.6%	19,656	250,059	10.6%
Funding	3,228	333,543	1.3%	3,393	295,027	1.5%
Insurance	2,271	110,526	2.7%	2,618	92,422	3.8%
Securities/Other	3,841	288,773	1.8%	2,018	225,793	1.2%

Financial Margin	31,343	-	7.4%	27,685	-	7.5%

	3Q12			2Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,460	287,987	10.8%	7,362	281,442	10.9%
Funding	1,019	332,488	1.2%	1,041	336,954	1.2%
Insurance	694	115,647	2.4%	726	110,120	2.7%
Securities/Other	1,430	298,905	1.9%	1,389	283,763	2.0%

Financial Margin	10,603	-	7.4%	10,518	-	7.5%

The annualized interest financial margin rate stood at 7.4% in the third quarter of 2012, down 0.1 p.p. on the previous quarter, mainly due to: (i) the reduction in the average “Loan” margin rate, which was impacted by the decrease in interest rates in effect and the change in the loan portfolio mix; and (ii) the shrinkage in the average “Insurance” margin rate, due to the increase of the IGPM in the period, which affected the adjustment for inflation of part of technical reserves.

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Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In September 2012, Bradesco’s loan operations totaled R$371.7 billion. The 1.8% increase in the quarter was due to growth of: (i) 2.1% in Individuals; (ii) 2.0% in Small and Medium-sized Entities (SMEs); and (iii) 1.5% in Corporations.

Over the last 12 months, the expanded portfolio increased 11.8.%, driven by: (i) 13.3% growth in Corporations; (ii) 13.3% growth in SMEs; and (iii) 8.7% growth in Individuals.

To the Individuals segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; and (ii) payroll-deductible loans. In the Corporate segment, growth was led by: (i) real estate financing – corporate plan; and (ii) export financing.

(1)   Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan. For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

In the third quarter of 2012, ALL expenses stood at R$3,303 million, down 3.1% from the previous quarter, even considering the 1.9% growth in the loan portfolio – as defined by Bacen in the period. This was mainly due to change occurred only in the second quarter of 2012.

In comparison with the first nine months of 2011, ALL expenses in the same period in 2012 came to R$9,804 million, a 29.4% increase, mainly due to: (i) a 9.2% growth in loan operations - as defined by Bacen; and (ii) greater delinquency ratio in the period.

14	Report on Economic and Financial Analysis – September 2012

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Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days(1)

The delinquency ratio over 90 days was down 0.1 p.p. in the quarter, despite the changes in mix of business. It is worth highlighting Corporations’ lower delinquency ratio. (1) As defined by Bacen.

Coverage Ratios(1)

The following graph presents the changes in coverage ratio of the ALL for loans overdue for more than 60 and 90 days. In September 2012, these ratios stood at 144.8% and 179.0%, respectively, posting a slight improvement in the period and pointing to a comfortable level of provisioning.

The ALL, totaling R$20.9 billion in September 2012, was made up of: (i) R$16.9 billion required by Bacen; and (ii) R$4.0 billion in excess provisions.

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Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the third quarter of 2012 stood at R$837 million (R$881 million in the second quarter of 2012), with an annualized Return on Shareholders’ Equity of 24.9%.	Net income totaled R$2.623 billion, up 12.0% in the first nine months of 2012 in comparison with the same period a year earlier (R$2.341 billion), with a 24.6% Return on Shareholders’ Equity.

	R$ million (unless otherwise stated)
	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	Variation %
									3Q12 x 2Q12	3Q12 x 3Q11
Net Income	837	881	905	860	780	800	761	779	(5.0)	7.3
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	10,104	11,570	9,418	11,138	9,025	9,628	7,845	9,012	(12.7)	12.0
Technical Reserves	117,807	111,789	106,953	103,653	97,099	93,938	89,980	87,177	5.4	21.3
Financial Assets (1)	133,738	128,526	122,147	116,774	110,502	106,202	102,316	100,038	4.1	21.0
Claims Ratio	70.4	71.3	71.9	68.6	71.5	72.2	72.0	71.1	(0.9) p.p.	(1.1) p.p.
Combined Ratio	86.5	85.0	85.6	83.6	86.2	85.8	86.1	85.1	1.5 p.p.	0.3 p.p.
Policyholders / Participants and Customers (in thousands)	42,363	41,898	40,785	40,304	39,434	37,972	37,012	36,233	1.1	7.4
Employees	7,545	7,478	7,574	7,608	7,571	7,594	7,544	7,459	0.9	(0.3)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (2)	24.5	24.8	23.4	25.6	24.9	25.0	23.2	24.7	(0.3) p.p.	(0.4) p.p.

(1) As of the fourth quarter of 2010, held-to-maturity securities were reclassified to available for sale category, for adoption of CPCs 38 and 40; and

(2) The third quarter of 2012 includes the latest data released by Susep (August 12).

Note: For comparison purposes, the non-recurring effects arising from the additional technical reserve due to the real interest rate reduction were not considered in the third quarter ratio.

16	Report on Economic and Financial Analysis – September 2012

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Summarized Analysis of Adjusted Income

Below we point out the main non-recurring events in the third quarter of 2012, which, however, had not an impact on Insurance Group’s result:

(i) Financial Assets: Aiming at streamlining our Assets Liability Management – ALM, we extended the terms of some available-for-sale securities covering technical reserves. This resulted in a R$2.1-billion gain in financial revenues; and

(ii) Technical Reserves: Based on economic and actuarial studies, the Insurance Group decided to adapt its long-term technical reserves to the current real interest rates. As a result, we had a R$2.1 billion expense on additional technical reserves.

Note that, despite the R$2.1 billion expense with available-for-sale securities, this portfolio’s mark-to-market balance increased R$189 million in the third quarter of 2012, totaling R$5.8 billion in September 2012 (June 2012 – R$5.6 billion).

Due to the excellent performance of the Life and Pension Plan segments in the second quarter of 2012 and the known seasonality of the insurance segment, the quarterly revenue stood at R$10.1 billion, lower in a quarter-on-quarter comparison, but up 12.0% when compared to the previous year.

Net income for the third quarter of 2012 was down 5.0% over the previous quarter, mainly due to:
(i) the 12.7% decrease in revenue; partially offset by: (ii) the 0.9 p.p. reduction in claims ratio; and (iii) the improved financial and equity income.

Year on year, quarterly net income was up 7.3%, due to: (i) the 12.0% increase in revenue; (ii) 1.1 p.p. drop in claims ratio; (iii) lower general and administrative expenses; partially offset by: (iv) a decreased financial income.

In the first nine months, total revenue increased by 17.3% over the same period in 2011, which was driven by the performance of all segments, that posted an over two-digit growth in the period.

Net income for the first nine months of 2012 was up 12.0% over the same period in 2011, due to:
(i) a 17.3% increase in revenue; (ii) the focus on more profitable products; (iii) the 0.7 p.p. drop in claims ratio; (iv) improved equity income; and (v) lower general and administrative expenses, despite the sector’s collective bargaining agreement in January 2012; partially offset by:
(vi) a decreased financial income.

With regards to solvency, Grupo Bradesco de Seguros e Previdência complies with Susep and ANS rules, also complying with global standards (Solvency II), with a leverage of 2.3 times its Shareholders’ Equity in the period.

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Summarized Analysis of Adjusted Income

Fee and Commission Income

In the third quarter of 2012, fee and commission income came to R$4,438 million, up R$157 million, or 3.7%, over the previous quarter, due to the increase in business volume. This result  was due to: (i) an increase in income from cards; (ii) an increase in income from fund management; (iii) an increase in income from checking accounts;
(iv) an increase in income from collections; and partially offset by: (v) lower gains from capital market operations (underwriting / financial advisory).

In comparison with the same period a year earlier, the increase of R$1,700 million, or 15.3%, in fee and commission income in the first nine months of 2012 was mainly due to: (i) the performance of the credit card segment, driven by the growth in credit card base and revenue; (ii) higher income from checking accounts, which was a result of a better business volume and an increase in the checking account holder base, which posted net growth of 945 thousand accounts in the period; (iii) greater income from fund management; (iv) greater gains from capital market operations (underwriting / financial advisory); and (v) greater income from loan operations, resulting from an increase in volume of contracted operations and surety and guarantee operations.

18	Report on Economic and Financial Analysis – September 2012

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Summarized Analysis of Adjusted Income

Personnel Expenses

In the third quarter of 2012, the R$72 million increase from the previous quarter was due to the following:

•         structural expenses – up R$112 million, mainly due to raise in salary levels, as determined by the collective bargaining agreement, and adjustments to labor obligations; and

•         non-structural expenses – R$40 million decrease, mainly due to lower expenses with: (i) provision for labor claims; and
(ii) employee and management profit sharing.

In comparison with the same period in 2011, the R$1,123 million increase in the first nine months of 2012 was mainly the result of:

•         R$951 million in structural expenses, resulting from: (i) increased expenses with salaries,  social charges and benefits, due to raise in salary levels (2011 and 2012 collective bargaining agreements); and (ii) the net increase in the number of employees by 2,766 professionals, due to organic growth in the period; and

• R$172 million in non-structural expenses, basically driven by greater expenses with employee and management profit sharing in the period.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans. Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

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Summarized Analysis of Adjusted Income

Administrative Expenses

In the third quarter of 2012, the 3.6% increase in administrative expenses from the previous quarter was mainly the result of higher expenses with: (i) outsourced services, mainly due to Cards variable expenses; (ii) data processing; and (iii) marketing and advertising, mainly due to the actions taken during the 2012 London Olympic and Paralympic Games, regarding the 2016 Rio Olympics sponsorship rights.

In comparison with the nine months of 2012 and the same period a year earlier, the 7.0% increase in the third quarter of 2012 was mainly due to: (i) the increase in business and services volume; (ii) contractual adjustments; and (iii) the opening of 11,393 service points, mainly the increase to 720 branches and 10,341 Bradesco Expresso points, for a total of 67,225 service points on September 30, 2012; which was partially offset by lower expenses with: (iv) outsourced services; and (v) marketing and advertising.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$1,054 million in the third quarter of 2012, up R$19 million over the previous quarter, and R$492 million in comparison with the first nine months of 2012.

Compared with the same quarter last year and the previous quarter, the increase in other operating expenses, net of other operating income, was mainly the result of greater expenses with: (i) operating provisions, particularly those for tax and civil contingencies; (ii) sundry losses; and (iii) amortization of intangible assets due to acquisition of banking rights.

20	Report on Economic and Financial Analysis – September 2012

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Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

In the quarter-on-quarter comparison, income tax and social contribution expenses remained practically steady, mainly due to the fact that the taxable result remained the same in the period.

In the year-on-year comparison, the increase in these expenses is mainly the result of: (i) greater taxable result; and (ii) the termination of tax credits resulting from the increase in the social contribution rate from 9% to 15% in the first quarter of 2011.

Unrealized Gains

Unrealized gains totaled R$21,096 million in the third quarter of 2012, a R$448 million decrease from the previous quarter. This was mainly due to: (i) the depreciation of investment in Cielo, whose share value decreased by 14.4% in the quarter; and partially offset by: (ii) the appreciation of fixed-income securities due to mark-to-market accounting.

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Economic Outlook

The third quarter was marked by a new shift in the global scenario as the concerns that had increased in the previous three months began to abate. In an atypically proactive and decisive manner, the main central banks renewed or increased their commitment to injecting liquidity into the markets, which reacted positively. The ECB - European Central Bank signaled its intention of intervening in the sovereign debt markets, contingent upon the assumption of certain obligations by the beneficiaries. Even if this initiative does not solve the eurozone’s current structural and non-structural problems, it has contributed substantially to reducing the risk of extreme events in the region. At the same time, the Federal Reserve gave the market a pleasant surprise when it inaugurated the third phase of its quantitative easing program (QE3). In addition to announcing a program to purchase mortgage-backed securities, with no definite closing date, it signaled the maintenance of zero interest until mid-2015 and undertook to continue its expansionist measures even after the U.S. economy shows signs of a sustainable recovery. The Japanese central bank also expanded its asset purchase program.

This series of initiatives should help the recovery of the global economy in the coming quarters, albeit moderately, although they have not eliminated all the existing fears. In particular, there is still a good deal of uncertainty regarding the end of the fiscal stimuli in the United States (the so-called “fiscal cliff”), the degree of commitment of the European nations to adjusting their public finances and, more recently, midterm growth in China, which will be undergoing a political transition in the fourth quarter and whose growth rates are approaching 7.5%.

In Brazil, there was also a shift in the third quarter, this time towards economic activity. The various monetary and fiscal stimuli began to generate more positive results, including an upturn in business confidence. The auto sector measures were particularly effective in that they encouraged sales and reduced inventories to near-normal levels. There are also recent indications suggesting that industrial production is recovering in segments that are not directly related to the auto industry.

Looking forward, it would appear that the recovery is sustainable. The capital goods segment, in particular, should benefit from temporary measures, such as more attractive funding rates and accelerated depreciation, as well as the federal government’s purchase program aimed at the segment. Looking further ahead, investments in general should also benefit from the recent infrastructure concessions. For the economy as a whole, the sector-specific tax breaks and the measures to trim production costs, such as the reduction in electricity tariffs, should make the country more competitive. It is also worth highlighting the excellent prospects for domestic agriculture and cattle-raising, which is already having a positive impact on growth, following the negative shock in the first quarter.

Bradesco is maintaining its positive long-term outlook for Brazil. The country’s ample foreign reserves (US$379 billion, versus US$208 billion in September 2008) and the volume of reserve requirements (R$365 billion, versus R$272 billion four years ago) constitute lines of defense that can be called upon rapidly if necessary – such as the reduction in reserve requirements in September. Pre-salt oil exploration and the major global sporting events scheduled for the coming years constitute unique opportunities for a select group of nations. In addition, the ongoing and intense upward social mobility process has expanded the domestic consumer market, in turn generating excellent prospects for Brazil’s banking system.

The Organization continues to believe that Brazil will achieve a higher potential growth pace more rapidly if fueled by bigger investments in education and infrastructure and by economic reforms that increase the efficiency of the productive sector. Action on these fronts would play a crucial role in giving the private sector a more solid foundation in regard to facing global competition and continuing to grow and create jobs.

22	Report on Economic and Financial Analysis – September 2012

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Main Economic Indicators

Main Indicators (%)	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	9M12	9M11
Interbank Deposit Certificate (CDI)	1.91	2.09	2.45	2.67	3.01	2.80	2.64	2.56	6.59	8.70
Ibovespa	8.87	(15.74)	13.67	8.47	(16.15)	(9.01)	(1.04)	(0.18)	4.27	(24.50)
USD – Commercial Rate	0.46	10.93	(2.86)	1.15	18.79	(4.15)	(2.25)	(1.65)	8.25	11.30
General Price Index - Market (IGP-M)	3.79	2.56	0.62	0.91	0.97	0.70	2.43	3.18	7.10	4.15
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	1.42	1.08	1.22	1.46	1.06	1.40	2.44	2.23	3.77	4.97
Federal Government Long-Term Interest Rate (TJLP)	1.36	1.48	1.48	1.48	1.48	1.48	1.48	1.48	4.37	4.50
Reference Interest Rate (TR)	0.03	0.07	0.19	0.22	0.43	0.31	0.25	0.22	0.29	0.99
Savings Account (Old Rule) (1)	1.53	1.58	1.70	1.73	1.95	1.82	1.76	1.73	4.89	5.62
Savings Account (New Rule) (1)	1.40	-	-	-	-	-	-	-	1.89	-
Business Days (number)	64	62	63	62	65	62	62	63	189	189
Indicators (Closing Rate)	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Sept12	Sept11
USD – Commercial Selling Rate - (R$)	2.0306	2.0213	1.8221	1.8758	1.8544	1.5611	1.6287	1.6662	2.0306	1.8500
Euro - (R$)	2.6109	2.5606	2.4300	2.4342	2.4938	2.2667	2.3129	2.2280	2.6109	2.4930
Country Risk (points)	166	208	177	223	275	148	173	189	166	275
Basic Selic Rate Copom (% p.a.)	7.50	8.50	9.75	11.00	12.00	12.25	11.75	10.75	7.50	12.00
BM&F Fixed Rate (% p.a.)	7.48	7.57	8.96	10.04	10.39	12.65	12.28	12.03	7.48	10.39

(1)  The 3Q12 and 9M12 consider the new savings account remuneration rule, which defines that: (i) the existing deposits up to May 3, 2012 will continue to remunerate at TR + 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are:
(a) if the Selic rate is higher than 8.5% p.a., the TR + 6.17% p.a. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Projections through 2014

%	2012	2013	2014
USD - Commercial Rate (year-end) - R$	2.00	2.00	2.10
Extended Consumer Price Index (IPCA)	5.40	5.20	5.00
General Price Index - Market (IGP-M)	7.80	4.60	4.50
Selic (year-end)	7.25	8.25	8.25
Gross Domestic Product (GDP)	1.60	4.00	4.50

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Guidance

Bradesco’s Outlook for 2012

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio(1)	14% to 18%
Individuals	12% to 16%
Companies	14% to 18%
SMEs	16% to 20%
Corporations	13% to 17%
Products
Vehicles	2% to 6%
Cards(2)	10% to 14%
Real Estate Financing (origination)	R$ 14.0 bi
Payroll-Deductible Loans	26% to 30%
Financial Margin(3)	10% to 14%
Fee and Commission Income	10% to 14%
Operating Expenses(4)	8% to 12%
Insurance Premiums	15% to 19%

(1)     Expanded Loan Portfolio;

(2)     Does not include the “BNDES Cards” and “Discounts on Advances of Receivables” portfolios;

(3)     Under current criterion, Guidance for Interest Financial Margin; and

(4)     Administrative and Personnel Expenses.

24	Report on Economic and Financial Analysis – September 2012

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Income Statement vs. Managerial Income vs. Adjusted Income

Analytical Breakdown of Income Statement vs. Managerial Income vs. Adjusted Income

Third Quarter of 2012

	R$ million
	3Q12
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	13,842	(290)	45	18	(615)	-	-	-	70	13,070	(2,116)	10,955
ALL	(3,552)	-	-	-	348	(99)	-	-	-	(3,303)	-	(3,303)
Gross Income from Financial Intermediation	10,290	(290)	45	18	(267)	(99)	-	-	70	9,767	(2,116)	7,652
Income from Insurance, Pension Plans and Capitalization Bonds (10)	(1,087)	-	-	-	-	-	-	-	-	(1,087)	2,116	1,029
Fee and Commission Income	4,332	-	-	-	-	-	107	-	-	4,438	-	4,438
Personnel Expenses	(3,119)	-	-	-	-	-	-	-	-	(3,119)	-	(3,119)
Other Administrative Expenses	(3,447)	-	-	-	-	-	-	(118)	-	(3,565)	-	(3,565)
Tax Expenses	(1,021)	-	-	-	(10)	-	-	-	(8)	(1,038)	-	(1,038)
Equity in the Earnings (Losses) of Unconsolidated Companies	45	-	-	-	-	-	-	-	-	45	-	45
Other Operating Income/Expenses	(1,639)	290	(45)	(18)	277	20	(107)	118	-	(1,105)	52	(1,054)
Operating Result	4,354	-	-	-	-	(79)	-	-	62	4,337	52	4,388
Non-Operating Income	(99)	-	-	-	-	79	-	-	-	(20)	-	(20)
Income Tax / Social Contribution and Non-controlling Interest	(1,393)	-	-	-	-	-	-	-	(62)	(1,455)	(21)	(1,475)
Net Income	2,862	-	-	-	-	-	-	-	-	2,862	31	2,893

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)      For more information see page 8 of this chapter; and

(10)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco	25

Press Release

Income Statement vs. Managerial Income vs. Adjusted Income

Second Quarter of 2012

	R$ million
	2Q12
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,304	(271)	37	22	(618)	-	-	-	1,560	11,034	-	11,034
ALL	(3,650)	-	-	-	342	(98)	-	-	-	(3,407)	-	(3,407)
Gross Income from Financial Intermediation	6,654	(271)	37	22	(276)	(98)	-	-	1,560	7,627	-	7,627
Income from Insurance, Pension Plans and Capitalization Bonds (10)	953	-	-	-	-	-	-	-	-	953	-	953
Fee and Commission Income	4,174	-	-	-	-	-	107	-	-	4,281	-	4,281
Personnel Expenses	(3,047)	-	-	-	-	-	-	-	-	(3,047)	-	(3,047)
Other Administrative Expenses	(3,322)	-	-	-	-	-	-	(119)	-	(3,441)	-	(3,441)
Tax Expenses	(813)	-	-	-	(8)	-	-	-	(170)	(991)	-	(991)
Equity in the Earnings (Losses) of Unconsolidated Companies	19	-	-	-	-	-	-	-	-	19	-	19
Other Operating Income/Expenses	(1,620)	271	(37)	(22)	284	20	(107)	119	-	(1,092)	57	(1,035)
Operating Result	2,998	-	-	-	-	(78)	-	-	1,390	4,310	57	4,366
Non-Operating Income	(100)	-	-	-	-	78	-	-	-	(22)	-	(22)
Income Tax / Social Contribution and Non-controlling Interest	(65)	-	-	-	-	-	-	-	(1,390)	(1,455)	(23)	(1,477)
Net Income	2,833	-	-	-	-	-	-	-	-	2,833	34	2,867

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)      For more information see page 8 of this chapter; and

(10)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

26	Report on Economic and Financial Analysis – September 2012

Press Release

Income Statement vs. Managerial Income vs. Adjusted Income

Nine Months of 2012

	R$ million
	9M12
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	35,921	(747)	141	(30)	(1,748)	29	-	-	1,235	34,801	(2,116)	32,684
ALL	(10,501)	-	-	-	955	(258)	-	-	-	(9,804)	-	(9,804)
Gross Income from Financial Intermediation	25,420	(747)	141	(30)	(793)	(229)	-	-	1,235	24,997	(2,116)	22,880
Income from Insurance, Pension Plans and Capitalization Bonds (10)	743	-	-	-	-	-	-	-	-	743	2,116	2,859
Fee and Commission Income	12,501	-	-	-	-	-	336	-	-	12,837	-	12,837
Personnel Expenses	(9,044)	-	-	-	-	-	-	-	-	(9,044)	-	(9,044)
Other Administrative Expenses	(10,060)	-	-	-	-	-	-	(347)	-	(10,407)	-	(10,407)
Tax Expenses	(2,957)	-	-	-	50	-	-	-	(135)	(3,041)	-	(3,041)
Equity in the Earnings (Losses) of Unconsolidated Companies	104	-	-	-	-	-	-	-	-	104	-	104
Other Operating Income/Expenses	(4,746)	747	(141)	30	743	78	(336)	347	-	(3,279)	195	(3,085)
Operating Result	11,961	-	-	-	-	(151)	-	-	1,100	12,909	195	13,103
Non-Operating Income	(211)	-	-	-	-	151	-	-	-	(60)	-	(60)
Income Tax / Social Contribution and Non-controlling Interest	(3,262)	-	-	-	-	-	-	-	(1,100)	(4,361)	(78)	(4,438)
Net Income	8,488	-	-	-	-	-	-	-	-	8,488	117	8,605

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)      For more information see page 8 of this chapter; and

(10)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco	27

Press Release

Income Statements vs. Managerial Income vs. Adjusted Income

Nine Months of 2011

	R$ million
	9M11
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	29,399	(344)	81	(282)	(1,266)	-	-	-	1,475	29,063	-	29,063
ALL	(9,125)	-	-	-	718	(175)	-	-	-	(8,582)	1,006	(7,576)
Gross Income from Financial Intermediation	20,274	(344)	81	(282)	(548)	(175)	-	-	1,475	20,481	1,006	21,487
Income from Insurance, Pension Plans and Capitalization Bonds (10)	2,437	-	-	-	-	-	-	-	-	2,437	-	2,437
Fee and Commission Income	10,815	-	-	-	-	-	322	-	-	11,137	-	11,137
Personnel Expenses	(8,421)	-	-	-	-	-	-	-	-	(8,421)	501	(7,921)
Other Administrative Expenses	(9,444)	-	-	-	-	-	-	(280)	-	(9,724)	-	(9,724)
Tax Expenses	(2,618)	-	-	-	119	-	-	-	(160)	(2,659)	-	(2,659)
Equity in the Earnings (Losses) of Unconsolidated Companies	91	-	-	-	-	-	-	-	-	91	-	91
Other Operating Income/Expenses	(2,061)	344	(81)	282	429	-	(322)	280	-	(1,129)	(1,464)	(2,593)
Operating Result	11,073	-	-	-	-	(175)	-	-	1,315	12,213	43	12,255
Non-Operating Income	(118)	-	-	-	-	175	-	-	-	57	(58)	(1)
Income Tax / Social Contribution and Non-controlling Interest	(2,653)	-	-	-	-	-	-	-	(1,315)	(3,968)	140	(3,827)
Net Income	8,302	-	-	-	-	-	-	-	-	8,302	125	8,427

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)      For more information see page 8 of this chapter; and

(10)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

28	Report on Economic and Financial Analysis – September 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 22, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.